

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via E-mail
John Bezzant
Executive Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

  Re: **Apartment Investment & Management Co.**
     AIMCO Properties, L.P.
     Registration Statements on Form S-4
     Filed July 28, 2011
     File Nos.: 333-175842; 333-175843; 333-175844; 333-175846; 333-175847;
     333-175848; 333-175849; 333-175850; 333-175851; 333-175853

     Angeles Income Properties, Ltd. 6
     Schedule 13E-3
     Filed July 28, 2011
     File No. 005-54489

     Consolidated Capital Institutional Properties 3
     Schedule 13E-3
     Filed July 28, 2011
     File No. 005-47007

     National Property Investors 6
     Schedule 13E-3
     Filed July 28, 2011
     File No. 005-47887

     Century Properties Fund XVII
     Schedule 13E-3
     Filed July 28, 2011
     File No. 005-44273

     National Property Investors 4
     Schedule 13E-3
     Filed July 28, 2011
     File No. 005-47883

Angeles Partners XII
Schedule 13E-3
Filed July 28, 2011
File No. 005-50745

Century Properties Fund XIX
Schedule 13E-3
Filed July 28, 2011
File No. 005-43357

Century Properties Fund XV
Schedule 13E-3
Filed July 28, 2011
File No. 005-44269

Consolidated Capital Institutional Properties 2
Schedule 13E-3
Filed July 28, 2011
File No. 005-51797

Consolidated Capital Properties IV
Schedule 13E-3
Filed July 28, 2011
File No. 005-50849

Dear Mr. Bezzant:

We have limited our review of your registration statements and filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements or filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and filings, and the information you provide in response to these comments, we may have additional comments. Please note that the following comments are applicable to all filings named above.

Schedule 13E-3

Introduction

1.   We note the disclosure in the last paragraph of this section indicating that "[t]he information contained in this Schedule 13E-3 and/or the [Consent Solicitation][Information Statement]/Prospectus concerning each filing person other than the Company was supplied by each such filing person, and no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by such filing person." This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise.

Form S-4

General

2.   Please revise the legend on the front cover page of the prospectus to conform to the requirements of Exchange Act Rule 13e-3(e)(iii).

3.   Please confirm that you have included all applicable disclosure required by Items 901 through 915 of Regulation S-K. Alternatively, please tell us which exemption you are relying upon under Item 901(c).

4.   Please update the financial information, as needed, in accordance with Regulation S-X.

Opinion of Financial Advisor

5.   We note the disclosure in this section indicating that Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of its opinion included its review of financial projections of the subject company provided to Duff & Phelps by the management of Aimco OP. Please disclose such projections. Please also disclose (i) the approximate date on which such financial projections were last updated by management and (ii) the key business and economic assumptions underlying such financial projections.

6.   Any materials prepared by the financial advisor in connection with its fairness opinion or by the independent appraiser in connection with its appraisal, including any "board books" or draft fairness opinions or appraisals provided or any summaries of presentations made to the board of directors of Aimco and the general partners of Aimco OP and the subject company, and any materials prepared by the fairness advisor relating to the consideration to be offered to security holders, generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by the fairness advisor or the independent

appraiser, whether <u>oral or written</u>, <u>preliminary or final</u>, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise to summarize all the presentations made by the fairness advisor and independent appraiser and file any additional written reports as exhibits pursuant to Items 9 and 16 of Schedule 13E-3.

Other Matters

7.   We note that the description in the prospectus regarding the material relationships between (i) Duff & Phelps and its affiliates and (ii) AIMCO, the subject company and its affiliates does not provide a quantitative description of the fees paid or to be paid to Duff & Phelps and its affiliates. Please revise the prospectus to provide such disclosure. Please ensure that such disclosure also includes the fees paid or to be paid to Duff & Phelps and its affiliates in connection with services rendered to each of the 9 other AIMCO subsidiaries that have filed Schedules 13E-3 on or about July 28, 2011. Refer to Item 1015(b)(4) of Regulation M-A.

8.   Similarly, please provide in the appropriate section of the prospectus the disclosure required by Item 1015(b)(4) with respect to the independent appraiser.

Exhibits

9.   We note your disclosure that Aimco and the Aimco entities as well as unitholders receiving OP units in the merger transactions are not expected to recognize any gain or loss on the transaction. Please file additional tax opinions regarding the tax treatment of the transaction as well as Aimco Properties, L.P.'s status as a limited partnership. Note that Item 601(b)(8) of Regulation S-K requires tax opinions to be filed where tax consequences are material to investors and where a representation as to tax consequences is set forth within the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statements.

Please contact Adam F. Turk, Attorney-Advisor, at (202) 551-3657 or me at (202) 551-3233 with any questions. If you require further assistance, you may contact Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions at (202) 551-3444.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Jonathan Friedman, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       Via E-mail

       Paul Nozick
       Alston & Bird LLP
       Via E-mail

       Robert Mintz
       Hogan Lovells
       Via E-mail